Exhibit 4.13

INVENTORY AND ACCOUNTS RECEIVABLE

LINE OF CREDIT

$50,000

November 19, 2013

Santa Ana, California

FOR VALUE RECEIVED, BioLargo, Inc., a Delaware corporation (“Maker”) promises to pay to XXXX (“Holder”), or order, at such address as Holder may from time to time designate, the principal sum of fifty thousand dollars ($50,000) (the “Principal Amount”), or such lesser or greater amount as shall be outstanding under this Line of Credit, together with interest on the outstanding balance of such sum accruing at the simple annual rate of twenty-four percent. An origination fee of $4,000 shall be added the outstanding balance at inception.

This Line of Credit shall be used by Maker to procure materials, produce product, build inventory and finance accounts receivable.

Maker shall make all payments in lawful money of the United States of America and in immediately available funds. Maker shall pay all outstanding interest on the tenth of each month, the first such payment due on January 10, 2014. All computations of interest shall be based upon a year of 360 days for actual days elapsed.

Maker authorizes Holder to record on the schedule annexed to this Line of Credit: (i) the amount of all sums Maker owes Holder as of the date of this Line of Credit; (ii) the amount of all additional sums advanced to Maker by Holder during each month following the date of this Line of Credit; and (iii) the date and amount of any payments. Maker agrees that all such notations shall constitute prima facie evidence of such sums owing and payments made.

This Line of Credit shall remain open for not less than six months but not greater than 18 months from inception. Holder shall have the right to terminate this Line of Credit after six months, with 30 days written notice to Maker, at which time all principal and interest shall become due and payable. In the event Maker fails to pay such principal and interest due, Maker may directly collect any outstanding receivables and use the funds to repay any amounts due under the Line of Credit.

Maker shall, at the request of Holder, execute such documents as commercially reasonable to provide a security or collateral interest in the Maker’s inventory on hand and receivables. Upon so doing, Maker shall not offer this collateral to any other party.

Any payment received by Holder shall be credited first to any interest accrued and the remainder to principal. Maker may prepay all or any portion of this Line of Credit without the consent of Holder and without penalty. To the extent that Maker pays down any principal balances, Maker shall make the funds available up to the maximum amount $50,000. This Line of Credit shall be governed by and construed under the laws of the State of California, excluding its conflict of laws rules.

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Maker shall pay all costs and expenses, including attorney fees, incurred (i) in collecting payment on this Line of Credit, (ii) in connection with any dispute that arises as to its enforcement, validity, or interpretation, whether or not legal action is instituted or prosecuted to judgment, or (iii) in enforcing any judgment obtained in any related legal proceeding.

MAKER

BioLargo, Inc.

 /s/

By: ______________________________

Dennis P. Calvert, President

HOLDER

/s/

______________________________

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SCHEDULE

Date	Amount	Total

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